ArcLight Clean Transition Corp.

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

May 7, 2021

Attention:	Effie Simpson

Jean Yu

Erin Purnell

Asia Timmons-Pierce

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp.

Amendment No. 1 to
Registration Statement on Form S-4
Filed April 7, 2021
File No. 333-252674

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) letter dated April 22, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-252674 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2, unless otherwise specified.

Amendment No. 1 to Form S-4

Risk Factors, page 28

1.	We note your response to comment 6. Please revise the introductory paragraph to clarify that all material risks have been disclosed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 2.

Risks Related To Proterra’s Business Following the Business Combination

Defects in the materials or workmanship of our composite bus bodies..., page 29

2.	We note your revisions in response to comment 5. Please disclose whether there has been a material impact on Proterra.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 2.

Item 21. Exhibits and Financial Statement Schedules

5.1 Opinion of Kirkland & Ellis LLP, page II-1

3.	Please have counsel remove the assumptions in paragraph 6 of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, counsel has removed the assumptions in paragraph 6 of its legal opinion and refiled it as exhibit 5.1 to Amendment No. 2.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact James S. Rowe of Kirkland & Ellis LLP at (312) 862-2191 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any questions or further comments regarding Amendment No. 2 or the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp.

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer

cc:	Marco F. Gatti (ArcLight Clean Transition Corp.)
James S. Rowe (Kirkland & Ellis LLP) Christian O. Nagler (Kirkland & Ellis LLP) Justin Bosworth (Kirkland & Ellis LLP) Dawn H. Belt (Fenwick & West LLP) Per B. Chilstrom (Fenwick & West LLP)

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